Exhibit a(5)

FOR IMMEDIATE RELEASE

Contact:
Beth McGoldrick
(617) 663-4751

bmcgoldrick@jhancock.com

PATRIOT PREMIUM DIVIDEND FUND II (NYSE: PDT) EXTENDS TENDER OFFER

BOSTON, September 19, 2008 – John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) announced today that the Fund has extended the expiration date of its tender offer to 5:00 p.m., New York City time, on October 23, 2008. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, September 23, 2008.

Due to current market conditions, the Fund’s Board of Trustees along with the Officers of John Hancock Funds felt that an extension of the tender offer was in the best interest of all shareholders. Over the past few weeks the financial markets have undergone unprecedented and historic changes, and as a result many closed-end funds have suffered comparable losses to the broader markets. During this period, closed-end funds in the preferred funds peer group have seen significant losses due to their exposure to the financial sector. Over the first two weeks of September (8/29/08 – 9/17/08), on average the net asset value (NAV) of funds in this peer group was down -22.31%, while PDT’s NAV was down -16.62% (Source: FundData.com as of September 17, 2008).

Except as noted below, there are currently no other changes being made to the terms of theOffer.

The per account Service Fee of $25.00 to be paid to Mellon Investor Services LLC by shareholders whose shares are accepted for tender has been eliminated. Tendering shareholders will not be charged a Service Fee or any other fee. The Fund will pay the Service Fee. The Service Fee will be returned to those shareholders who previously paid such Service Fee for shares they tendered.

The Offer stated that in the event that the Fund elected to extend the tender period, the NAV for the shares tendered will be computed as of the close of ordinary trading on NYSE on the first business day following the Expiration Date. In order to assure that the price for accepted shares will not be exposed to possible price volatility on October 24, 2008, the day after the Expiration Date, the NAV used to compute the price per share has been changed and will be the NAV as of the close of ordinary trading on October 23, 2008, the Expiration Date, as extended.

As previously announced, the Fund is offering to purchase up to 5% of the Fund's outstanding common shares, or 2,768,417 common shares, at a price equal to 98% of the Fund's NAV per share on the date the tender offer expires. The Offer commenced on August 26, 2008 and will expire at 5:00 p.m. New York City time, October 23, 2008, or such later date to which the Offer is extended. Subject to the various terms and conditions as described in offering materials that were distributed to shareholders, if more Shares than the Offer Amount are properly tendered and not withdrawn prior to the date the Offer expires, the Fund will purchase the Offer Amount on a pro rata basis. Shareholders cannot be assured that all of their tendered Shares will be repurchased.

The investment objective of PDT is to provide high current income consistent with modest growth of capital for holders of its common shares of beneficial interest. The Fund pursues its objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund operates so that dividends paid will qualify in their entirety for the Dividends Received Deduction (DRD), although there can be no assurance that this result will be achieved. Income eligible for DRD entitles certain corporate investors to deduct 70% of the dividends they received from their taxable income, while individual investors also benefit as the maximum federal tax rate for qualified dividend income (QDI) is only 15%.

Neither the Fund nor its Board of Trustees is making any recommendation to any shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and Board urge each shareholder to read and evaluate the Offer and related materials carefully. Shareholders are also urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares and, if so, how many shares to tender.

Questions, requests for assistance and requests for additional copies of the offer should be directed to Mellon Investor Services LLC, at 1-877-289-0135 (from within the U.S., Canada or Puerto Rico) or 1-201-680-6579 (from outside the U.S.).

About John Hancock Funds

The Boston-based mutual fund business unit of John Hancock Financial Services, John Hancock Funds manages more than $54.8 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at June 30, 2008. John Hancock Funds are distributed by John Hancock Funds, LLC, member FINRA. For more information, please visit www.jhfunds.com.

John Hancock Financial Services is a unit of Manulife Financial Corporation, a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$393 billion) at June 30, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial may be found on the Internet at www.manulife.com.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

The performance data contained within this press release represents past performance, which does not guarantee future results. Performance, especially for short time periods, should not be the sole factor in making your investment decision. Statements in this press release that are not historical facts are forward-looking statements as defined by United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the fund's control and could cause actual results to differ materially from those set forth in the forward-looking statements.